March 24, 2026

Deanna White
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

       Re: SURF AIR MOBILITY INC.
           Registration Statement on Form S-3
           Filed March 16, 2026
           File No. 333-294306
Dear Deanna White:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Peter W. Wardle